Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2020 of Americas Gold and Silver Corporation of our report dated March 22, 2021, relating to the consolidated financial statements, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (Nos. 333-240504 and 333-229512) of Americas Gold and Silver Corporation of our report dated March 22, 2021 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
Canada

March 31, 2021